Lightscape Technologies Inc.
3/F., 80 Gloucester Road
Wanchai, Hong Kong

October 9, 2008

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549
USA

Attention: Angela Crane

Dear Madam:

Re:	Lightscape Technologies Inc.
Form 10-KSB for the year ended March 31, 2008
Filed July 14, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Filed August 14, 2008
File No. 000-30299

     Thank you for your letter of September 17, 2008 with respect to the above filings filed by Lightscape Technologies Inc. (the “Company”). The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of September 17, 2008.

Form 10-KSB for the Year Ended March 31, 2008

Financial Statements, page 36

Consolidated Statements of (Operations) Income, page 42

1.

Refer to our prior comment 4. We noted your response to our prior comment and agree with your conclusions that the fixed asset disposal losses and intangible asset impairment charges recorded during the year ended March 31, 2008 are required to be presented as components of income (loss) from continuing operations. Please tell us why you believe your current presentation of the items as other income or expenses is appropriate. Note the guidance at Question 2 of SAB Topic 5 (P)(3) which discusses whether a registrant may present a charge which relates to assets or activities for which the associated revenues and expenses have historically been included in operating income as an item of “other expense” in their income statement. Revise future filings as necessary based on our concerns.

The Company has reconsidered your suggestions for appropriate presentation of the line items “Impairment on goodwill”, “Loss on disposal of plant and equipment” and “Impairment loss on intangible assets”. In future filings, the Company will (i) include the aforementioned line items as components of income (loss) from operations if these line items arise in future periods, and (ii) reclassify such line items as components of income (loss) from operations in the financial statements for the year ended March 31, 2008, and any subsequent interim financial statements, if applicable, for comparative purposes.

We look forward to any further comments you may have with respect to our responses.

Yours truly,

Per: /s/ Bondy Tan
Name: Bondy Tan
Title: President and Chief Executive Officer
Lightscape Technologies Inc.